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                           April 5, 2021

       Brian Cook
       Chief Executive Officer
       Janus Parent, Inc.
       14 Fairmount Avenue
       Chatham, New Jersey 07928

                                                        Re: Janus Parent, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 22,
2021
                                                            File No. 333-252859

       Dear Mr. Cook:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed March 22,
2021

       Status as a Controlled Company, page 12

   1. We note your response to comment five in our letter dated March 4, 2021 and the risk factor on page 52 which
discloses that CCG will control the voting of at least 50% of
                                                        Parent   s outstanding
common stock after the business combination. Please revise to disclose throughout the
filing, including on the cover page, that CCG will control the voting of at least 50%
of Parent   s outstanding common stock after the business
                                                        combination, and
provide analysis explaining how the combined entity will be deemed a controlled company
 as defined by the NYSE.
 Brian Cook
Janus Parent, Inc.
April 5, 2021
Page 2
Comparative Per Share Data, page 25

2. Please expand the table to also include the book value per share reflecting the Business
       Combination as if it had occurred on December 31, 2020, or advise where such disclosure has been presented.
        You may contact Beverly Singleton at (202) 551-3328 or Martin James at
(202) 551-
3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Erin Purnell at
(202) 551-
3454 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Cook
                                                           Division of
Corporation Finance
Comapany NameJanus Parent, Inc.
                                                           Office of
Manufacturing
April 5, 2021 Page 2
cc:       Michael Rigdon
FirstName LastName